UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CORTEXYME, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

22053A 107

(CUSIP Number)

DECEMBER 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22053A107	Page 2 of 5 Pages

1.	Name of Reporting Persons David A. Lamond
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,048,938
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,048,938
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,048,938
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 22053A107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Cortexyme, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

269 East Grand Avenue, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing.

David A. Lamond

Item 2(b).	Address of Principal Business Office or, if none, Residence.

c/o Cortexyme, Inc., 269 East Grand Avenue, South San Francisco, CA 94080

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001

Item 2(e).	CUSIP Number.

22053A107

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

2,048,938 shares of common stock. This amount includes: (i) 301,829 shares of common stock held of record by David A. Lamond and (ii) 1,747,109 shares of common stock held of record by Blue Devil Trust dated 12/03/2010. Mr. Lamond is the trustee of Blue Devil Trust 12/03/2010 and holds sole voting and dispositive power with respect to the shares held of record by Blue Devil Trust dated 12/03/2010.

(b) Percent of class:

The common stock represents approximately 6.9% of the Issuer’s common stock, based on 29,552,123 issued and outstanding shares of common stock of the Issuer as of February 24, 2021 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,048,938

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,048,938

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent of Another Person.

Not applicable.

CUSIP No. 22053A107	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 22053A107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2021.

By:	/s/ David A. Lamond
David A. Lamond